SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 23, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1407103	April 22, 2010
2.	HUG Regulatory Announcement	1407089	April 22, 2010
3.	Regulatory News Service Notice	5822K	April 22, 2010
4.	HUG Regulatory Announcement	1405917	April 20, 2010


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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	15:56 22-Apr-2010
Number	HUG1407103

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a) and (c)

3. Name of *person discharging managerial responsibilities/director*

DAVID DUTRO (DIRECTOR)

BRIAN TAYLORSON (DIRECTOR)

GREG MCCLATCHY (PDMR)

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8 State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

22 APRIL 2010

18. Period during which or date on which it can be exercised

22 APRIL 2013 TO 22 APRIL 2020

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

OPTIONS OVER ORDINARY SHARES OF 5 PENCE EACH GRANTED UNDER THE ELEMENTIS PLC 2008 LONG TERM INCENTIVE PLAN (AS AMENDED BY SHAREHOLDERS ON 22 APRIL 2010)

DAVID DUTRO	988,149
BRIAN TAYLORSON	768,103
GREG MCCLATCHY	661,791
DENNIS VALENTINO	582,769

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

In addition to the above grant of options, these individuals also hold executive and savings-based options over shares as follows:

Director (1) or PDMR (2)	Existing number of options held over Ordinary Shares of 5 pence each prior to this notification
David Dutro (1)	1,091,442
Brian Taylorson (1)	1,204,103
Greg McClatchy (2)	873,167
Dennis Valentino (2)	240,977

The following LTIP awards made in 2008 are also held as follows:

Director (1) or PDMR (2)	2008 LTIP awards: Number of options granted over Ordinary Shares of 5 pence each
David Dutro (1)	25% share of the LTIP pool1
Brian Taylorson (1)	20% share of the LTIP pool1
Greg McClatchy (2)	20% share of the LTIP pool1

1The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period ended 31 December 2010, after deduction of 31% (representing the cost of equity over the three year performance period). The actual number of options is equal to the post tax value of each participant's share of the LTIP pool.

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

22 April 2010

....

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HUG#1407103

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Result of AGM
Released	15:37 22-Apr-2010
Number	HUG1407089

Elementis plc held its AGM today (22.4.10) at the City Presentation Centre in London and all resolutions proposed were passed on a vote on a show of hands.

Copies of the special resolutions passed at the AGM will be submitted to the UK Listing Authority shortly and will become available in due course for inspection at the UK Listing Authority's Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For information, the following table shows the proxy voting position received for the meeting. The total number of shares in issue is 448,159,747. (Total voting rights was: 448,159,747.) The percentage figure next to each voting result column shows the respective result as a percentage of the total number of proxy votes cast for that resolution (ie excluding votes withheld).

Resolution	Votes for	%	Discretionary votes	%	Votes against	%	Votes withheld
1. Receive annual report and accounts 2009	361,972,013	99.79	714,693	0.20	20,680	0.01	1,389,205
2. Final dividend	357,903,856	99.06	697,477	0.19	2,694,253	0.75	2,801,004
3. Remuneration report	275,665,375	76.02	706,681	0.19	86,252,667	23.79	1,471,867
4. Re-elect Robert Beeston (Chairman)	342,004,306	94.30	729,155	0.20	19,960,133	5.50	1,402,997
5. Re-elect David Dutro (CEO)	360,724,866	99.66	709,317	0.20	512,822	0.14	2,149,586
6. Re-appoint auditors	361,137,228	99.57	733,581	0.20	842,531	0.23	1,383,251
7. Auditors' remuneration	361,036,510	99.54	742,428	0.20	931,475	0.26	1,386,178
8. Authority to allot shares	358,827,326	98.94	750,774	0.21	3,087,586	0.85	1,430,905
9. Amend LTIP and authority to grant options	266,952,193	77.01	754,241	0.22	78,936,693	22.77	17,453,462
10. Amend US Share Save Plan	361,471,077	99.71	778,019	0.21	279,999	0.08	1,567,496
11. Hold general meetings at 14 clear	352,528,118	97.19	743,578	0.21	9,435,367	2.60	1,389,528

days' notice							
12. Disapplication of pre-emption rights	361,593,707	99.71	748,166	0.21	301,191	0.08	1,453,527
13. Authority to purchase own ordinary shares	361,756,480	99.73	758,908	0.21	207,246	0.06	1,373,957

Resolutions 11 to 13 were passed as special resolutions.

Wai Wong
Company Secretary
0207 408 9303

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Interim Management Statement
Released	07:00 22-Apr-2010
Number	5822K07

RNS Number : 5822K
Elementis PLC
22 April 2010

Elementis plc

22 April 2010

AGM / Interim Management Statement

Elementis plc ("the Company") today issues its Interim Management Statement for the three months ended 31 March 2010 in relation to the Company and its subsidiaries ("the Group").

Trading for the first three months of the year has experienced significantly improved customer demand compared to the same period last year, with restocking appearing to have had a strong influence during the period. As a result, the rate of recovery in sales volumes may moderate during the course of the year as demand patterns normalise. We expect to have a clearer view of sustainable demand levels during the second quarter, which is traditionally the start of the seasonal upswing in the coatings market. Nevertheless Group earnings for the full year are expected to be ahead of current market expectations.

In Specialty Products, sales volumes in the first quarter rose 59 per cent versus the comparable period last year due to a recovery in most end markets, particularly in industrial coatings helped by government stimulus spending, and business in Asia has continued to perform strongly. Restocking, particularly by coatings sector distributors, has also been a positive influence in the quarter although less prominent in the order patterns of other coatings customers. Sales to the oilfield sector were also significantly better than last year due to strong demand for shale gas drilling products in North America and an active drilling

season in the Canadian market, which is now coming to an end as the winter months recede. Sales volumes in personal care were almost double those in the previous year, helped by the acquisition of Fancor at the end of 2009, which has been successfully integrated during the first quarter.

In Chromium, sales volumes were 52 per cent higher than in the first three months of 2009 due to restocking and early signs of a recovery in most market sectors, with a number of sectors benefiting from delays in end user investment spending in 2009. Chrome oxide sales into refractory applications and chromic acid sales into heavy machinery being two examples of this.

As previously announced, the Company will change its reporting currency to US dollars, beginning with the 2010 Interim Results Statement, and a separate press release will be issued on Monday 26 April providing more details, which will include restated financials for 2009.

- Ends -

Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	15:16 20-Apr-2010
Number	HUG1405917

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18 April 2010

6. Date on which issuer notified:

19 April 2010

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 241854

Situation previous to the Resulting situation after the triggering transaction

Number of shares 22,611,114

Number of Voting Rights 22,611,114

Resulting situation after the triggering transaction

Number of shares Direct 222,463

Number of voting rights Direct 222,463

Number of voting rights Indirect 22,417,633

% of voting rightsDirect 0.05

% of voting rightsIndirect 5.00

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 22,640,096

% of voting rights 5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA IM UK	222,463	0.049639
Direct		

AXA IM UK Indirect	22,095,253	4.930218
AXA Rosenberg Indirect	322,380	0.071934
Total Direct	222,463	0.04964
Total Indirect	22,417,633	5.00215
Total	22,640,096	5.05179

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Balenkosi Dungeni

15. Contact telephone number: 020 7003 2823

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

20 April 2010

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 30, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1410489	April 30, 2010
2.	Regulatory News Service Notice	7157K	April 26, 2010

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:01 30-Apr-2010
Number	HUG1410489

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,159,747 ordinary shares of 5p each at 30 April 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,159,747) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1410489

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Change of presentation currency
Released	09:00 26-Apr-2010
Number	7157K09

RNS Number : 7157K
Elementis PLC
26 April 2010

ELEMENTIS PLC
CHANGE OF PRESENTATION CURRENCY
2009 COMPARATIVES RE-PRESENTED IN US DOLLARS

INTRODUCTION

Elementis announced at the time of its 2009 preliminary results announcement that the Board had decided to change the Group's reporting currency to US Dollars in 2010. Below, the key financial information for 2009 re-presented in US Dollars is set out for comparative purposes.

BACKGROUND

The majority of the Group's sales and earnings originate in US Dollars or US Dollar linked currencies and the change of presentation currency to the US Dollar will more closely align the Group's external financial reporting with the profile of the Group, as well as with current internal management reporting.

The change of the Group's presentation currency has been accounted for in accordance with IAS21, *The Effects of Changes in Foreign Exchange Rates*.

The following methodology has been used to re-present the 2009

results, originally reported in Sterling, into US Dollars:

a) Income and expenses have been translated at the average exchange rate for the relevant period;

b) Assets and liabilities have been translated at the closing exchange rate for each balance sheet date: and

c) Equity items have been translated at historical exchange rates.

The relevant exchange rates used are as follows:

	6 months ended 30 June 2009 £1=US$	Year ended 3 December 200 £1=US
Average rate	1.47	1.5
Closing rate	1.65	1.6

Further enquiries:

Elementis 020 7408 9300
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Greg Quine

ELEMENTIS PLC
CHANGE OF PRESENTATION CURRENCY
2009 COMPARATIVES RE-PRESENTED IN US DOLLARS

Consolidated income statement

	6 months ended 30 June 2009			Year ended 31 Decem		
	Before exceptional items $million	Exceptional items $million	After exceptional items $million	Before exceptional items $million	Exceptional items $million	ex
Revenue	253.1	-	253.1	563.7	-	
Cost of sales	(173.6)	(2.9)	(176.5)	(385.3)	(2.9)	
Gross profit	79.5	(2.9)	76.6	178.4	(2.9)	
Distribution costs	(36.8)	-	(36.8)	(75.4)	-	
Administrative expenses	(34.5)	(44.7)	(79.2)	(66.8)	(73.8)	
Operating profit/(loss)	8.2	(47.6)	(39.4)	36.2	(76.7)	
Finance income	0.4	-	0.4	1.2	-	
Finance costs	(5.4)	-	(5.4)	(9.1)	-	
Profit/(loss) before income tax	3.2	(47.6)	(44.4)	28.3	(76.7)	
Tax	(0.4)	-	(0.4)	(9.3)	0.3	
Profit/(loss) for the year	2.8	(47.6)	(44.8)	19.0	(76.4)	
Attributable to:						
Equity holders of the parent	2.8	(47.6)	(44.8)	19.0	(76.4)	
Minority interests	-	-	-	-	-	
	2.8	(47.6)	(44.8)	19.0	(76.4)	

Earnings per share	
Basic (cents)	(10.1)c
Diluted (cents)	(10.1)c
Basic before exceptionals (cents)	0.6c
Diluted before exceptionals (cents)	0.6c

ELEMENTIS PLC
CHANGE OF PRESENTATION CURRENCY
2009 COMPARATIVES RE-PRESENTED IN US DOLLARS

Consolidated balance sheet

	As at 30 June 2009 $million	As at 31 December 2009 $million
Non-current assets		
Goodwill and other intangible assets	332.3	338.4
Property, plant and equipment	173.8	168.7
Interests in associates	0.1	0.1
Total non-current assets	506.2	507.2
Current assets		
Inventories	139.9	105.0
Trade and other receivables	104.6	102.4
Cash and cash equivalents	23.6	28.8
Total current assets	268.1	236.2
Total assets	774.3	743.4
Current liabilities		
Bank overdrafts and loans	(11.9)	(17.9)
Trade and other payables	(81.8)	(82.3)
Derivatives	(14.5)	(4.5)
Current tax liabilities	(3.0)	(6.5)
Provisions	(26.7)	(51.8)
Total current liabilities	(137.9)	(163.0)
Non-current liabilities		
Loans and borrowings	(137.8)	(117.2)
Retirement benefit obligations	(117.5)	(111.7)
Deferred tax liabilities	(16.5)	(22.7)
Provisions	(45.7)	(39.0)
Government grants	(2.1)	(1.9)
Total non-current liabilities	(319.6)	(292.5)
Total liabilities	(457.5)	(455.5)
Net assets	316.8	287.9
Equity		
Share capital	43.2	43.2
Share premium	11.0	11.0
Other reserves	110.0	116.0
Retained earnings	151.0	116.1
Total equity attributable to equity holders of the parent	315.2	286.3
Minority equity interests	1.6	1.6

ELEMENTIS PLC
CHANGE OF PRESENTATION CURRENCY
2009 COMPARATIVES RE-PRESENTED IN US DOLLARS

Consolidated cash flow statement

	6 months ended 30 June 2009 $million	Year ended
Operating activities:		
Loss for the period	(44.8)	
Adjustments for:		
Finance income	(0.4)	
Finance costs	5.4	
Tax charge	0.4	
Depreciation and amortisation	10.1	
Decrease in provisions	(0.9)	
Pension contributions net of current service cost	(2.8)	
Share based payments	0.9	
Exceptional items	47.6	
Cash flow in respect of exceptional items	(8.1)	
Operating cash flow before movement in working capital	7.4	
Decrease in inventories	10.6	
Decrease in trade and other receivables	5.1	
Decrease in trade and other payables	(41.7)	
Cash generated by operations	(18.6)	
Income taxes paid	(4.1)	
Interest paid	(1.8)	
Net cash flow from operating activities	(24.5)	
Investing activities:		
Interest received	0.4	
Purchase of property, plant and equipment	(7.6)	
Purchase of business	-	
Disposal of investment in associate	0.9	
Acquisition of intangibles	-	
Net cash flow from investing activities	(6.3)	
Financing activities:		
Dividends paid	(9.1)	
Increase / (decrease) in borrowings	14.1	
Net cash (used in)/ from financing activities	5.0	
Net decrease in cash and cash equivalents	(25.8)	
Cash and cash equivalents at 1 January	48.4	
Foreign exchange on cash and cash equivalents	1.0	
Cash and cash equivalents at end of the period	23.6	

ELEMENTIS PLC
CHANGE OF PRESENTATION CURRENCY
2009 COMPARATIVES RE-PRESENTED IN US DOLLARS

Operating segments

6 months ended 30 June 2009

	Speciality Products $million	Surfactants $million	Chromium $million	Segment totals $million	Central costs $million
Revenue	139.1	36.3	77.7	253.1	-
Operating profit before exceptionals	11.9	0.1	7.2	19.2	(11.0)
Head office cost allocations	(3.1)	(0.1)	(2.9)	(6.1)	6.1
Exceptionals	-	-	(40.7)	(40.7)	(6.9)
Profit / (loss) before interest	8.8	0.0	(36.4)	(27.6)	(11.8)

Year ended 31 December 2009

	Speciality Products $million	Surfactants $million	Chromium $million	Segment totals $million	Central costs $million
Revenue	301.6	76.3	185.8	563.7	-
Operating profit before exceptionals	35.0	0.5	22.3	57.8	(21.6)
Head office cost allocations	(6.5)	(0.4)	(6.0)	(12.9)	12.9
Exceptionals	-	-	(44.5)	(44.5)	(32.2)
Profit / (loss) before interest	28.5	0.1	(28.2)	0.4	(40.9)

Note:

The classification of exceptional items between cost of sales and administrative expenses in the June 09 consolidated income statement has been amended to be consistent with the presentation in the 2009 full year accounts. This has no impact on the results before exceptional items or on reported operating profit in either the Interim Statement or in the 2009 full year results.

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